SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
OF 1934
(Amendment No. 6)
Ashford Inc.
(Name of the Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
Ashford Inc.
Monty J. Bennett
Deric S. Eubanks
J. Robison Hays, III
(Names of Persons Filing Statement)
044104-10-7
(CUSIP Number of Class of Securities)
Alex Rose
Executive Vice President, General Counsel and Secretary
Ashford Inc.
14185 Dallas Parkway, Suite 1200
Dallas, TX 75254
(972) 490-9600
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Persons Filing Statement)
Copies to:
Richard M. Brand
Gregory P. Patti
Erica L. Hogan
Cadwalader, Wickersham & Taft
200 Liberty Street
New York, New York 10281
(212) 504-6000
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

RULE 13e-3 TRANSACTION STATEMENT INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Ashford Inc. (the “Company”), a Nevada corporation. This Amendment No. 6 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the stock split transactions described below.
On July 22, 2024, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a majority of votes cast at the Special Meeting of our common stock, par value $0.001 (the “Common Stock”) (taking into account our Series D Convertible Preferred Stock, par value $0.001 per share (“Series D Preferred Stock”) on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) voted to effect a 1-for-10,000 reverse stock split of the Company’s Common Stock (the “Reverse Stock Split”). As previously announced, the Board (excluding our Chief Executive Officer and Chairman of the Board Monty J. Bennett, who recused himself from the Board vote) approved a transaction whereby the Company would, subject to obtaining the requisite approval of the Company’s stockholders at the Special Meeting, effect the approved Reverse Stock Split, followed immediately by a 10,000-for-1 forward stock split of the Company’s common stock, which does not require stockholder approval under Nevada law (the “Forward Stock Split,” and together with the Reverse Stock Split, the “Transaction”).
Also at the Special Meeting, a majority of votes cast at the Special Meeting of our Common Stock (taking into account our Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) that are not beneficially owned by (i) Monty J. Bennett, who is our Chief Executive Officer and Chairman of the Board, and (ii) Archie Bennett, Jr., who is Monty J. Bennett’s father, and affiliated trusts of Archie Bennett, Jr., voted to adopt a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, Archie Bennett, Jr., Monty J. Bennett and certain other parties (the “IRA Waiver”). Additionally, a majority of votes cast at the Special Meeting of our Common Stock (taking into account our Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) voted to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there were insufficient votes at the time of the Special Meeting to approve the Reverse Stock Split and IRA Waiver (the “Adjournment Proposal”). The proposals were approved with (i) 6,986,645 shares of Common Stock voting in favor of the Reverse Stock Split, 521,537 shares voting against the Reverse Stock Split, 537 shares abstaining and 0 broker non-votes, (ii) 1,559,882 shares of Common Stock voting in favor of the IRA Waiver, 513,498 shares voting against the IRA Waiver, 3,211 shares abstaining and 384,065 broker non-votes, and (iii) 6,978,860 shares of Common Stock voting in favor of the Adjournment Proposal, 518,659 shares voting against the Adjournment Proposal, 11,200 shares abstaining and 0 broker non-votes.
The Reverse Stock Split and the Forward Stock Split were effected on July 29, 2024 at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, each share of the Company’s Common Stock held by a stockholder owning fewer than 10,000 shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split was converted into the right to receive $5.00 per share, without interest, in cash for each share of the Company’s Common Stock held by such stockholder at the effective time of the Reverse Stock Split, and such stockholders are no longer stockholders of the Company. Stockholders owning 10,000 or more shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split were not entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any, and will instead remain stockholders in the Company holding, as a result of the Forward Stock Split, the same number of shares of Common Stock as such stockholders held immediately before the effective time of the Reverse Stock Split.
The primary purpose of the Transaction is to enable the Company to reduce and maintain the number of its record holders of Common Stock below 300. The Transaction was undertaken as part of the Company’s plan to terminate the registration of the Company’s Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s duty to file periodic reports and other information with the SEC under Section 13(a) thereunder, and to delist the Company’s Common Stock from the NYSE American LLC stock exchange (the “NYSE American”). The last day of trading on the NYSE American was July 26, 2024.

On June 21, 2024, the Company filed a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2.   Subject Company Information
(a)   Name and Address.   The name of the subject company is Ashford Inc., a Nevada corporation. The Company’s principal executive offices are located at 14185 Dallas Parkway, Suite 1200, Dallas, TX 75254. The Company’s telephone number is (972) 490-9600.
(b)   Securities.   The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Common Stock, $0.001 par value per share, of which 3,442,500 shares were outstanding as of June 20, 2024.
(c)   Trading Market and Price.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.
(d)   Dividends.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Dividends” is incorporated herein by reference.
(e)   Prior Public Offerings.   The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases by Filing Person” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — The Filing Persons” and “INFORMATION ABOUT THE COMPANY — Directors and Executive Officers” is incorporated herein by reference.
Neither the Company nor to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Each of the Company’s directors and executive officers is a citizen of the United States.
Item 4.   Terms of the Transaction
(a)   Material Terms.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.
(c)   Different Terms.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction”, “— Effects of the Transaction”, “— Fairness of the Transaction”, “— Treatment of Beneficial Holders (Stockholders Holding Shares in “Street Name”)”, and “— Material United States Federal Income Tax Consequences;” and SPECIAL FACTORS — Effects of the Transaction”,

“— Fairness of the Transaction”, and “— Material United States Federal Income Tax Consequences” is incorporated herein by reference.
(d)   Appraisal Rights.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — No Appraisal or Dissenters’ Rights;” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under “SPECIAL FACTORS — Fairness of the Transaction” is incorporated herein by reference.
(f)   Eligibility for Listing or Trading.   Not applicable.
Item 5.   Past Contracts, Transactions, Negotiations and Agreements
(a)   Transactions.   Not Applicable.
(b)   Significant Corporate Events.   Not applicable.
(c)   Negotiations or Contacts.   Not applicable.
(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons”, and “— Vote Required for Approval of the Transaction, the IRA Waiver and the Adjournment Proposal At the Special Meeting”; and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons”, “and “— Stockholder Approval” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under “SPECIAL FACTORS — Effective Date” is incorporated herein by reference.
(c)   Plans.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction”, “— Effects of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction”, “— Background of the Transaction”, “— Effects of the Transaction”, “— NYSE American Listing; OTC Pink Market”, and “— Fairness of the Transaction”, is incorporated herein by reference.
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction” and “— Background of the Transaction” is incorporated herein by reference.
(b)   Alternatives.   The information set forth in the Proxy Statement under “SPECIAL FACTORS — Background of the Transaction”, and “— Alternatives to the Transaction” is incorporated herein by reference.
(c)   Reasons.   The information set forth in the Proxy Statement under SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction”, “— Background of the Transaction”, “— Alternatives to the Transaction”, and “— Fairness of the Transaction” is incorporated herein by reference.
(d)   Effects.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — The Transaction”, “— Effects of the Transaction”, and “— Material United States Federal Income Tax Consequences;” and “SPECIAL FACTORS — Purpose and Reasons for the Transaction”, “— Effects of the Transaction”, “— NYSE American Listing; OTC Pink Market”, and “— Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.   Fairness of the Transaction
(a)   Fairness.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction”, and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction”, and “— Fairness of the Transaction” is incorporated herein by reference.
(b)   Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Purpose of and Reasons for the Transaction”, “— Special Committee and Board of Directors Recommendations of the Transaction”, “— Reservation of Rights”, and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction”, “— Background of the Transaction”, “— Alternatives to the Transaction”, “— Fairness of the Transaction”, and “— Opinion of the Financial Advisor” is incorporated herein by reference.
(c)   Approval of Security Holders.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Vote Required for Approval of the Transaction, the IRA Waiver and the Adjournment Proposal at the Special Meeting”; and “SPECIAL FACTORS — Fairness of the Transaction”, and “— Stockholder Approval” is incorporated herein by reference.
(d)   Unaffiliated Representatives.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction”, “— Fairness of the Transaction”, and “— Opinion of the Financial Advisor” is incorporated herein by reference.
(e)   Approval of Directors.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction”, and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction”, and “— Fairness of the Transaction” is incorporated herein by reference.
(f)   Other Offers.   None.
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a)   Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction”, “— Fairness of the Transaction”, and “— Opinion of the Financial Advisor” is incorporated herein by reference.
(b)   Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Special Committee and Board of Directors Recommendations of the Transaction” and “— Fairness of the Transaction;” and “SPECIAL FACTORS — Background of the Transaction”, “— Fairness of the Transaction”, and “— Opinion of the Financial Advisor” is incorporated herein by reference.
(c)   Availability of Documents.   The full text of the opinion of Oppenheimer & Co. Inc. (“Oppenheimer”) dated March 30, 2024, is attached as Annex A to the Proxy Statement. The opinion of Oppenheimer is available for inspection and copying at the Company’s principal executive offices, 14185 Dallas Parkway, Suite 1200, Dallas, TX 75254.
Item 10.   Source and Amounts of Funds or Other Consideration
(a)   Source of Funds.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.
(b)   Conditions.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Financing for the Transaction;” and “SPECIAL FACTORS — Effects of the Transaction” and “— Source of Funds and Expenses” is incorporated herein by reference.

(c)   Expenses.   The information set forth in the Proxy Statement under “SPECIAL FACTORS —  Source of Funds and Expenses” is incorporated herein by reference.
(d)   Borrowed Funds.   Not applicable.
Item 11.   Interest in Securities of the Subject Company
(a)   Securities Ownership.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.
(b)   Securities Transactions.   The information set forth in the Proxy Statement under “INFORMATION ABOUT THE COMPANY — Transactions in the Subject Securities” is incorporated herein by reference.
Item 12.   The Solicitation or Recommendation
(d)   Intent to Tender or Vote in a Going Private Transaction.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Effects of the Transaction”, “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons”, and “— Vote Required for Approval of the Transaction, the IRA Waiver and the Adjournment Proposal At the Special Meeting”; “SPECIAL FACTORS — Effects of the Transaction”, “— Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons”, and “— Stockholder Approval” is incorporated herein by reference.
(e)   Recommendation of Others.   The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Potential Conflicts of Interests of Officers, Directors, and Certain Affiliated Persons”, and “— Vote Required for Approval of the Transaction, the IRA Waiver and the Adjournment Proposal At the Special Meeting”; and “SPECIAL FACTORS — Background of the Transaction”, and “— Fairness of the Transaction” is incorporated herein by reference.
Item 13.   Financial Statements
(a)   Financial Information.   The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the years ended December 31, 2023 and December 31, 2022. The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.
(b)   Pro forma Information.   The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Unaudited Pro Forma Consolidated Financial Statements” is incorporated herein by reference.
(c)   Summary Information.   The information set forth in the Proxy Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a)   Solicitation or Recommendation.   The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.
(b)   Employees and Corporate Assets.   The information set forth in the Proxy Statement under “MEETING AND VOTING INFORMATION — Solicitation” is incorporated herein by reference.
Item 15.   Additional Information
(b)   Not applicable.
(c)   Other Material Information.   The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.   Exhibits
(a)(i)*	Definitive Proxy Statement of the Company (incorporated herein by reference to the Proxy Statement filed with the SEC on June 21, 2024).
(a)(ii)*	Form of Proxy Card (incorporated herein by reference to the Proxy Statement filed with the SEC on June 21, 2024).
(a)(iii)*	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement filed with the SEC on June 21, 2024).
(a)(iv)*	Current Report on Form 8-K, dated April 2, 2024 (filed with the SEC on April 2, 2024 and incorporated herein by reference).
(a)(v)*	Press Release, dated April 1, 2024 (filed as Exhibit 99.1 to the Form 8-K filed with the SEC on April 2, 2024 and incorporated herein by reference).
(a)(vi)*	Letter to Employees, dated April 1, 2024 (filed as Exhibit 99.2 to the Form 8-K filed with the SEC on April 2, 2024 and incorporated herein by reference).
(b)	Not applicable.
(c)(i)*	Opinion of Oppenheimer dated March 30, 2024 (incorporated herein by reference to Annex A of the Proxy Statement filed with the SEC on June 21, 2024).
(c)(ii)*	Oppenheimer Preliminary Discussion Materials Presentation dated March 20, 2024.
(c)(iii)*	Oppenheimer Discussion Materials Presentation dated March 30, 2024.
(c)(iv)*	Presentation dated March 11, 2024 of Robert W. Baird & Co. to the Board of Directors of the Company.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
107	Filing Fee Table.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2024
ASHFORD INC.
By:	/s/ Alex Rose Alex Rose
Executive Vice President, General Counsel and Secretary
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2024
MONTY J. BENNETT
/s/ Monty J. Bennett Monty J. Bennett
Chief Executive Officer & Chairman of the Board
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2024
DERIC S. EUBANKS
/s/ Deric S. Eubanks Deric S. Eubanks
Chief Financial Officer